CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2009

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Interim Statement of Financial Position
(Unaudited - Expressed in Canadian Dollars)

		March 31	December 31
	note	2009	2008
			(as restated per
			note 11)
ASSETS

Non-Current assets
Deferred acquisition costs		$1,619,114	$1,587,959
Equipment		443,003	469,635
Investment in joint venture	6	2,474,083	2,518,971
Mineral property interests	7	4,200,000	4,200,000
		8,736,200	8,776,565

Current assets
Accounts receivable		188,579	158,644
Prepaid expenses		51,437	112,910
Cash and cash equivalents		2,046,365	3,850,674
		2,286,381	4,122,228

Total Assets		$11,022,581	$12,898,793

SHAREHOLDERS' EQUITY
Share capital		$54,948,341	$54,948,341
Reserves		17,636,433	17,584,974
Translation reserve		(27,861)	129,684
Accumulated loss		(78,330,475)	(76,266,461)
		(5,773,562)	(3,603,462)

LIABILITIES

Non-current Liabilities
Long-term loan	8	13,209,670	12,967,753

Current Liabilities
Balances payable to related parties	9	622,885	794,072
Accounts payable and accrued liabilities		711,502	1,004,767
Accrued finance costs	8	2,252,086	1,735,663
		3,586,473	3,534,502

Total Liabilities		16,796,143	16,502,255

Nature of operations and going concern	1, 2
Proposed transaction	10

Total Shareholders' Equity and Liabilities		$11,022,581	$12,898,793

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Philip Kotze	/s/ Iemrahn Hassen

Philip Kotze	Iemrahn Hassen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Interim Statement of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2009	2008
		(as restated per
		note 11)
Expenses
Accounting, audit and legal	$60,590	$79,429
Amortization	28,372	7,831
Conference and travel	48,692	52,726
Consulting	62,036	21,982
Exploration	27,192	50,539
Foreign exchange loss	719	1,517
Office and administration	232,757	176,372
Salaries and benefits	798,753	1,015,562
Share-based compensation	51,459	122,318
Shareholders communications	35,673	44,465
Trust and filing	75,093	162,847
Net loss from operating activities	1,421,336	1,735,588
Equity loss from joint venture	106,359	51,645
Interest income	(50,277)	(94,725)
Finance costs	600,866	414,877
Rental income	(14,270)	–
Loss for the period	2,064,014	2,107,385
Other comprehensive loss
Foreign exchange loss (gain) on translation of foreign operation	157,545	(425,918)
Total comprehensive loss	$2,221,559	$1,681,467

Weighted average number of common shares outstanding	186,640,007	185,217,912

Basic and diluted loss per share	$0.01	$0.01

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Interim Statement of Changes in Equity
(Unaudited - Expressed in Canadian Dollars)

	Share capital					Total
				Accumulated	Translation	Shareholders
	Number of shares	Amount	Reserves	loss	reserve	Equity

Balance at January 1, 2008	185,208,607	$51,855,350	$13,254,905	$(62,296,365)	$–	$2,813,890
Share-based compensation	–	–	122,318	–	–	122,318
Share options exercised	1,431,400	103,790	(40,232)	–	–	63,558
Comprehensive income (loss) for the period	–	–	–	(2,107,385)	425,918	(1,681,467)
Balance at March 31, 2008	186,640,007	$51,959,140	$13,336,991	$(64,403,750)	$425,918	$1,318,299

Balance at January 1, 2009	186,640,007	$54,948,341	$17,584,974	$(76,266,461)	$129,684	$(3,603,462)
Share-based compensation	–	–	51,459	–	–	51,459
Comprehensive loss for the period	–	–	–	(2,064,014)	(157,545)	(2,221,559)
Balance at March 31, 2009	186,640,007	$54,948,341	$17,636,433	$(78,330,475)	$(27,861)	$(5,773,562)

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Interim Statement of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2009	2008
Operating activities
Loss for the period	$(2,064,014)	$(2,107,385)
Adjustments for:
Amortization	28,372	7,831
Finance costs	600,866	414,877
Share-based compensation	51,459	122,318
Unrealized foreign exchange gain	(7,016)	(30,584)
Equity loss from joint venture	106,359	51,645

Changes in non-cash operating working capital:
Accounts receivable and prepaid expenses	31,538	(41,866)
Accounts payable and accrued liabilities	(293,265)	(178,767)
Balances payable to related parties	(171,187)	280,424
Cash used in operating activities	(1,716,888)	(1,481,507)

Investing activities
Purchase of equipment	(1,740)	(207,333)
Deferred acquisition costs	(31,155)	(338,980)
Cash used in investing activities	(32,895)	(546,313)

Financing activities
Finance costs paid	–	(1,777,979)
Common shares issued for cash, net of issue costs	–	63,558
Cash used in financing activities	–	(1,714,421)

Decrease in cash and equivalents	(1,749,783)	(3,742,241)
Effect of exchange rate fluctuations on cash held	(54,526)	(637,426)
Cash and cash equivalents at beginning of period	3,850,674	7,131,821

Cash and cash equivalents at end of period	$2,046,365	$2,752,154

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The consolidated interim financial statements of the Company as at and for the period ended March 31, 2009 comprise the Company and its subsidiaries and the Company's interest in jointly controlled entities. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests.

2.	GOING CONCERN

The consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. The Company is currently in the process of completing a proposed transaction to acquire an operating mine (note 10), which would result in immediate cash flows from operations but requires debt and equity financing to complete the transaction. As at March 31, 2009, the Company had cash and cash equivalents of $2,046,365 and a working capital deficit of $1,300,092 and continues to incur expenditure related to the completion of the proposed transaction. Furthermore, as the Company is an exploration- stage company, the Company does not have any sources of revenues and historically has incurred recurring losses.

Management recognizes that the Company will need to acquire additional financial resources in order to meet its planned business objectives. The Company is monitoring all expenditures and implementing appropriate cash management strategies to ensure that it has sufficient cash resources to fund expenditure requirements until June 2009 at which time the Company expects financing and regulatory, governance and shareholder approval to have been obtained for the proposed transaction.

Management is confident of completing the proposed transaction and has secured the required transaction funding (note 10). However, there can be no assurances on the outcome of the approval process or the ability of the Company to achieve profitability or positive cash flows subsequent to the close of the proposed transaction. If the proposed transaction does not close, the Company expects that additional debt or equity financing will be required in order to continue normal operations and the required financing may not be readily available on acceptable terms. If

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

adequate additional financing is not obtained, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Conversion to International Financial Reporting Standards

The consolidared interim financial statements have been prepared in conformity with IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles ("GAAP") for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

The Company received approval from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") to early adopt IFRS starting January 1, 2009. The Company's transition date for converting to IFRS was January 1, 2008 (the "Transition Date") and the comparative balance sheet as at December 31, 2008 and comparative statements of comprehensive loss, statements of changes in equity and cash flows for the three month period ended March 31, 2008 have been restated in accordance with IFRS.

The guidance for the first time adoption of IFRS are set out in IFRS 1, First Time Adoption of International Financial Reporting Standards. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

	•	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

	•	to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

•

to transfer all foreign currency translation differences, recognized as a separate component of equity, to accumulated loss as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

Reconciliations between the Company's previously reported balance sheet and statement of comprehensive loss under GAAP and those reported under IFRS are presented in note 11.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(b)	Basis of preparation

The preparation of interim financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated interim financial statements have been prepared on the basis of IFRS standards that are expected to be effective or available for early adoption by the Company on December 31, 2009, the Company's first annual reporting date under IFRS. The Company has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ended December 31, 2009.

The preparation of these consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2008, as required by IFRS 1. The impact of the transition from GAAP to IFRS is explained in note 11.

(c)	Principles of consolidation

These consolidated interim financial statements include the financial statements of the Company and all its subsidiaries and jointly controlled entities.

The Company has determined that its investment in Ga-Phasha Platinum Mine (Proprietary) Limited ("GPM") (formerly Micawber 277 (Proprietary) Limited), a 50:50 joint venture with a wholly-owned subsidiary of Anglo American Platinum Corporation ("Anglo Platinum") in the Ga-Phasha Project, qualifies as a jointly controlled entity since the Company has joint control, established by contractual agreement and requires unanimous consent for strategic financial and operating decisions.

The Company has elected to apply the equity method to account for its interest in GPM (note 6).

Inter-company balances and transactions, including any unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(d)	Foreign currency translation

The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar, except for Plateau Resources (Proprietary) Limited and GMP which use the South African rand ("ZAR") as their functional currency.

Transactions in foreign currencies are translated to the functional currencies of the Company and its subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Such gains and losses are recognized in profit and loss.

The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions. Foreign currency differences resulting from translation of the accounts of foreign operations are recognised in the foreign currency translation reserve as a separate component of shareholder’s equity.

(e)	Financial instruments

Non-derivative financial instruments consist of trade and other receivables, cash and cash equivalents, balance payable to related parties, accounts payable and accrued liabilities and long- term loans.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not recognized at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities, balances payable to related parties, and the long-term loans are classified as other financial liabilities and measured at amortized cost using the effective interest method.

The Company does not have any derivative financial instruments.

(f)	Mineral property interests

The acquisitions of mineral properties are accounted for at initial cost. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Company, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Exploration and evaluation costs incurred prior to determination of the feasibility of mining operations are expensed as incurred.

Mineral property acquisition costs include the cash consideration and the fair market value of shares issued for mineral property interests pursuant to the terms of the relevant agreements. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has been determined to have occurred.

(g)	Equipment

Equipment is measured at cost less accumulated depreciation and any impairment losses. Cost includes all costs directly attributable to bringing the assets to working condition for their intended use.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized in profit or loss.

Depreciation is charged on a straight-line basis at rates considered appropriate to reduce the carrying values to estimated residual values of the assets.

The depreciation rates applicable to each category of asset are as follows:

Motor vehicles	5 years
Office equipment	5 years
Computer equipment	3 years

Expenditure incurred subsequent to initial acquisition of equipment is capitalized when it is probable that future economic benefits from the use of the asset will be increased. All other expenditure are recognized as repairs and maintenance.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(i)	Impairment Non-financial assets

The carrying values of the Company's non-financial assets are reviewed annually to assess whether there is any indication of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit and loss. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(j)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(k)	Share-based payment transactions

The share option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as an expense with a corresponding increase in equity.

For employees, the fair value is measured at grant date and recognised on a straight-line basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

(l)	Income taxes

Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognised for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or investments in subsidiaries and equity investments to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

(m)	Decommissioning

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of mineral property interests. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

amortized to profit or loss over the life of the related asset. The related liability is adjusted in each period for the unwinding of the discount cost. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged to profit or loss as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

(n)	Earnings (loss) per share

The Company presents basic and diluted loss per share ("LPS") data for its common shares. Basic LPS is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted LPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(o)	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties in the Republic of South Africa.

(p)	Finance costs and income

Finance costs comprise interest payable on borrowings and amortization of related transaction costs calculated using the effective interest rate method.

Interest income comprises interest earned on funds invested and is recognized as it accrues in profit or loss.

(q)	Measurement uncertainty

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounts that require estimates as the basis for determining the stated amounts include mineral property interests, the company’s investment in GPM, equipment, decommissioning costs and share based payment transactions.

The assessment of any impairment of mineral property interest, equipment and the Company's investment in GPM is dependent upon estimates that take into account factors such as reserves, economic and market conditions and the useful lives of assets and mineral properties. Decommissioning costs are recognized in the period in which they arise and are stated at the fair value of estimated future costs. These estimates require extensive judgment about the nature, cost

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(r)	New standards not yet adopted

Standards and interpretations issued but not yet effective and applicable to the Company:

	•	Amendments to IFRS 3, Business Combinations
	•	Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations
	•	Amendments to IAS 16, Property, Plant and Equipment
	•	Amendments to IAS 27, Consolidated and Separate Financial Statements
	•	Amendments to IAS 28, Investments in Associates
	•	Amendments to IAS 31, Interests in Joint Ventures

The Company is evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

4.	CAPITAL AND RESERVES

(a)	Authorized share capital

At March 31, 2009, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid. Reserves include the accumulated fair value of share options recognized as share-based compensation.

5.	LOSS PER SHARE

The calculation of basic and diluted loss per share at March 31, 2009 was based on the loss attributable to common shareholders of $0.01 (2008 – $0.01) and a weighted average number of common shares outstanding of 186,640,007 (2008 – 185,217,912).

6.	INVESTMENT IN JOINT VENTURE

Investment in Ga-Phasha Joint Venture	Three months	Year ended
	ended	December 31,
	March 31, 2009	2008
Balance, beginning of period	$2,518,971	$2,958,785
Equity loss – exploration expenses	(106,359)	(235,022)
Foreign currency gain (loss)	61,471	(204,792)
Investment in joint venture, end of period	$2,474,083	$2,518,971

In January 2004, the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African Black Economic Empowerment ("BEE") company, combined their respective Platinum Group Metals ("PGM") assets, comprising the Company's Northern and

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The Ga-Phasha Project is a 50/50 joint venture between the Company, through its subsidiary Plateau Resources (Proprietary) Limited ("Plateau") , and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited ("RPM"), governed by, among other things, a shareholders' agreement relating to GPM entered into in September 2004. Work on the Ga-Phasha Project is continuing toward the preparation of a pre-feasibility study.

The mineral title relating to the Ga-Phasha Project is held by GPM.

On completion of the Lebowa transaction (note 10) this project will be transferred into a newly incorporated company and Anooraq will own 51% of the project through Plateau.

Summary financial information of GPM is as follows:

(This summary financial information is not adjusted for the Company’s 50% share in GPM)

	For the three months
	ended	Year ended
	March 31, 2009	December 31, 2008
Comprehensive loss	212,717	470,044

Total assets	207	205
Total liabilities	6,514,743	6,237,616

7.	MINERAL PROPERTY INTEREST

The Company's mineral property interest consists of various early stage exploration projects as detailed below.

Platreef

The Company completed its acquisition of Plateau during the period October 1999 to November 2003. Plateau holds the Platreef properties located on the Northern Limb of the Bushveld Complex in South Africa.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in Portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties. In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the pre-existing Platreef properties. The options to purchase the farms lapsed during the year ended December 31, 2007.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy ("DME") for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DME. The joint venture partners (Plateau and RPM) have received conversion to new order prospecting rights.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. ("Ivanplats"), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats had to incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats' exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Kwanda

In 2002, the Company completed an agreement with RPM, for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex. The Company acquired an initial 50% interest in the PGM rights to the twelve properties and can maintain its interest by incurring exploration expenditure totaling ZAR 25 million within five years.

The joint venture partners (Plateau and RPM) have received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties. If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of RPM's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

On completion of the Lebowa transaction (note 10) this project will be transferred into a newly incorporated company and Anooraq will own 51% of the project through Plateau.

Boikgantsho

On November 26, 2003, the Company entered into a joint venture Agreement with Potgietersrust Platinum Limited ("PPRust"), a wholly owned subsidiary of Anglo Platinum. The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. Plateau has received new order prospecting rights on its Witrivier and Drenthe properties.

Pursuant to the terms of the Joint Venture Agreement, the Company and PPRust formed an initial 50/50 joint venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During the five year period ended December 31, 2008, Anooraq operated the exploration programs and spent ZAR 12.35 million. Anooraq now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

On completion of a BFS, the parties, by agreement, may proceed to exploitation subject to certain regulatory requirements. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq and PPRust each have the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions.

Should the Company choose not to proceed, PPRust has the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a standalone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the South African Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

On completion of the Lebowa transaction (note 10) this project will be transferred into a newly incorporated company and Anooraq will own 51% of the project through Plateau

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

8.	LONG-TERM LOAN

In November 2006, the Company, through its wholly owned subsidiary, Plateau, entered into a ZAR 70 million term loan agreement with RPM. On November 30, 2008, the Company reached an agreement with RPM whereby RPM amended the existing term loan facility by advancing an additional amount of ZAR 30 million to Anooraq on the same terms and conditions as the existing loan. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa.

Interest payments are due and payable in six month intervals. The loan is repayable on the maturity date of September 30, 2010. In November 2008, the terms of the loan was amended whereby payment of accrued interest for 2008 was deferred until closure of the Lebowa transaction.

The Company is required to spend 60% of the loan amount to fund work towards the preparation and completion of operational expenditures contemplated in a bankable feasibility study for the Ga-Phasha project. The loan is secured by the Company's interest in GPM.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of the entities outlined below.

Directors of the company and their immediate relatives have no direct control of the voting shares of the company. There were no loans to directors for the period ended March 31, 2009 (2008 – nil).

A number of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions with non-related entities on an arm's length basis.

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

		Three months	Three months
		ended March 31,	ended March 31,
Services rendered by:	note	2009	2008
Hunter Dickinson Services Inc.	(a)	$227,303	$334,634
CEC Engineering Ltd.	(b)	–	4,928
Compensation benefits to key management	(c)	317,742	499,668

			Year ended
		As at March 31,	December 31,
Related party balances payable	note	2009	2008
Hunter Dickinson Services Inc.	(a)	$622,885	$794,072

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private Company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

(b)	CEC Engineering Ltd. is a private company owned by a director of a subsidiary that provides engineering and project management services to the Company at market rates.

(c)	Compensation benefits to key management personnel consist of executive directors being paid by a subsidiary in terms of employment contracts.

		Three months	Three months
		ended March 31,	ended March 31,
Compensation benefits:	note	2009	2008
Short-term remuneration		$317,742	$195,168
Incentive bonus		–	304,500
		$317,742	$499,668

10.	PROPOSED TRANSACTION

On March 28, 2008, Anooraq, through Plateau, entered into acquisition agreements, as amended on May 13, 2009 (the "Acquisition Agreements") with Anglo Platinum and certain of its wholly- owned subsidiaries (collectively, "Anglo Platinum") to acquire an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of ZAR 3.6 billion (the "Lebowa transaction")

On April 14, 2008, detailed commercial terms of the Lebowa transaction were announced. Since the end of the third quarter of 2008, the deterioration of global economic conditions has resulted in a significant weakening of PGM prices and high volatility in commodity-focused share prices. The deterioration in credit and equity market conditions has also increased the cost of obtaining capital and limited the availability of funds. On October 23, 2008, Anglo Platinum announced

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

that it was reviewing the costing and scheduling of all its capital projects in light of current metal price levels and uncertainty in global markets. Anglo Platinum and Anooraq jointly agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa. As a result of these developments, Anglo Platinum and Anooraq (the "Parties") undertook to review the terms of the Lebowa Transaction.

On May 14, 2009 the Parties announced that in light of these recent developments, and to ensure the sustainability of the Lebowa Transaction, the Parties have renegotiated the consideration payable ("Transaction Consideration") from ZAR 3.6 billion to ZAR 2.6 billion ($500 million to $360 million), with Anglo Platinum agreeing to effectively re-invest a portion of such consideration in order to share in expected future equity upside. The Parties have agreed on an outside deadline of June 30, 2009 for the fulfillment or waiver of the conditions to the Lebowa Transaction.

Pursuant to the terms of the Acquisition Agreements, Anooraq will acquire 51% of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited ("Holdco"), a private company incorporated under the laws of South Africa, which will be renamed Bokoni Platinum Holdings (Proprietary) Limited following completion of the Lebowa transaction and which is the holding company through which Anooraq and Anglo Platinum will hold their interests in Lebowa. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project will be terminated and these projects will be transferred into separate companies, established as wholly-owned subsidiaries of Holdco. Anglo Platinum has given Anooraq appropriate sale warranties in relation to the Lebowa transaction.

Closing of the Lebowa transaction is conditional upon satisfaction (or waiver) of various conditions, including:

1.	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof (Anooraq completed its due diligence in April 2008);

2.	the approval of the South African Competition Authorities, which approval was obtained on July 31, 2008 and April 29, 2009 ;

3.	the consent of the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

4.	Anooraq and Plateau obtaining sufficient financing to fund the Lebowa transaction purchase price;

5.	the approval of the shareholders of Anooraq of the Lebowa transaction and related transactions;

6.	approval of the Lebowa transaction and of certain transfers of mineral title relating to the Ga-Phasha, Boikgantsho and Kwanda Projects by the DME; and

7.

other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank , the JSE Limited, the TSX Venture Exchange ("TSX-V") and the NYSE AMEX (formerly, the American Stock Exchange).

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

11.	EXPLANATIONS OF TRANSITIONS TO IFRS

As stated in note 3(a), these are the Company's first consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in note 3 have been applied in preparing the consolidated interim financial statements for the three months ended March 31, 2009, the comparative information for the three months ended March 31, 2008, the financial statements for the year ended December 31, 2008 and the preparation of an opening IFRS statement of financial position on the Transition Date.

In preparing the consolidated interim financial statements for the three months ended March 31, 2009, comparative information for the three months ended March 31, 2008 and financial statements for the year ended December 31, 2008, have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Company's balance sheet and statement of comprehensive loss is set out below.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Reconciliation of Assets, Liabilities and Equity

		As at January 1, 2008			As at March 31, 2008			As at December 31, 2008
			Effect of			Effect of			Effect of
			Transition to			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

ASSETS

Non-current assets
Deferred acquisition costs		$368,146	$–	$368,146	$707,126	$–	$707,126	$1,587,959	$–	$1,587,959
Equipment		105,494	–	105,494	304,996	–	304,996	469,635	–	469,635
Investment in joint venture	11(b)(d)	4,878,714	(1,919,929)	2,958,785	5,036,897	(2,408,364)	2,628,533	4,793,645	(2,274,674)	2,518,971
Mineral property interests		4,200,000	–	4,200,000	4,200,000	–	4,200,000	4,200,000	–	4,200,000
Total non-current assets		9,552,354	(1,919,929)	7,632,425	10,249,019	(2,408,364)	7,804,655	11,051,239	(2,274,674)	8,776,565

Current assets
Accounts receivable		167,779	–	167,779	249,552	–	249,552	158,644	–	158,644
Receivable from related parties		–	–	–	6,275	–	6,275	–	–	–
Prepaid expenses		101,409	–	101,409	61,502	–	61,502	112,910	–	112,910
Cash and cash equivalents		7,131,821	–	7,131,821	2,752,154	–	2,752,154	3,850,674	–	3,850,674
Total current assets		7,401,009	–	7,401,009	3,069,483	–	3,069,483	4,122,228	–	4,122,228

Total Assets		16,953,363	(1,919,929)	15,033,434	13,318,502	(2,408,364)	10,910,138	15,173,467	(2,274,674)	12,898,793

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

		As at January 1, 2008			As at March 31, 2008			As at December 31, 2008
			Effect of			Effect of			Effect of
			Transition to			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

SHAREHOLDER’S EQUITY

Share capital		51,855,350	–	51,855,350	51,959,140	–	51,959,140	54,948,341	–	54,948,341
Reserves		13,254,905	–	13,254,905	13,336,991	–	13,336,991	17,584,974	–	17,584,974
Translation reserve	11 (b)	–	–	–	–	425,918	425,918	–	129,684	129,684
Accumulated loss		(60,376,436)	(1,919,929)	(62,296,365)	(61,569,468)	(2,834,282)	(64,403,750)	(73,862,103)	(2,404,358)	(76,266,461)
Total Equity		4,733,819	(1,919,929)	2,813,890	3,726,663	(2,408,364)	1,318,299	(1,328,788)	(2,274,674)	(3,603,462)

LIABILITIES

Non-Current Liabilities
Long-term loan		9,806,636	–	9,806,636	8,615,301	–	8,615,301	12,967,753	–	12,967,753

Current Liabilities
Balances payable to		45,609	–	45,609	332,308	–	332,308	794,072	–	794,072
related parties
Accounts payable and		475,102	–	475,102	296,335	–	296,335	1,004,767	–	1,004,767
accrued liabilities
Accrued finance costs		1,892,197	–	1,892,197	347,895	–	347,895	1,735,663	–	1,735,663
		2,412,908	–	2,412,908	976,538	–	976,538	3,534,502	–	3,534,502

Total Liabilities		12,219,544	–	12,219,544	9,591,839	–	9,591,839	16,502,255	–	16,502,255

Total Equity and Liabilities		16,953,363	(1,919,929)	15,033,434	13,318,502	(2,408,364)	10,910,138	15,173,467	(2,274,674)	12,898,793

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Reconciliation of Loss and Comprehensive Loss

		Three months ended March 31, 2008			Year Ended December 31, 2008
			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

Expenses
Accounting, audit and legal		$79,429	$–	$79,429	$576,330	$–	$576,330
Amortization		7,831	–	7,831	61,140	–	61,140
Conference and travel		52,726	–	52,726	421,469	–	421,469
Consulting		21,982	–	21,982	309,377	–	309,377
Exploration	11(a)	50,539	–	50,539	341,943	(9,172)	332,771
Foreign exchange loss (gain)	11(b)	(911,836)	913,353	1,517	(426,785)	483,429	56,644
Gain on disposal of fixed		–	–	–	(5,779)	–	(5,779)
assets
Office and administration		176,372	–	176,372	905,877	–	905,877
Salaries and benefits		1,015,562	–	1,015,562	3,626,962	–	3,626,962
Share-based compensation		122,318	–	122,318	5,385,502	–	5,385,502
Shareholders		44,465	–	44,465	212,015	–	212,015
communications
Trust and filing		162,847	–	162,847	183,311	–	183,311
Net loss from operating		822,235	913,353	1,735,588	11,591,362	474,257	12,065,619
activities
Equity loss on joint venture	11(a)	–	51,645	51,645	–	235,022	235,022
Interest income		(94,725)	–	(94,725)	(179,119)	–	(179,119)
Finance costs	11(a)	466,522	(51,645)	414,877	2,074,424	(225,850)	1,848,574
Net loss before taxes		1,194,032	913,353	2,107,385	13,486,667	483,429	13,970,096
Future income tax recovery	11(d)	(1,000)	1,000	–	(1,000)	1,000	–
Loss for the period		1,193,032	914,353	2,107,385	13,485,667	484,429	13,970,096
Foreign exchange (gain) loss
on translation of foreign	11(b)	–	(425,918)	(425,918)	–	(129,684)	(129,684)
operation
Total comprehensive loss		$1,193,032	$488,435	$1,681,467	$13,485,667	$354,745	$13,840,412

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Notes to Reconciliations

(a)	Basis of Consolidation

Under GAAP, the Company accounted for its 50% interest in GPM as a variable interest entity. However, the Company is not considered the primary beneficiary and therefore accounted for its interest using the equity method.

IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities ("SPE") only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On transition to IFRS, the Company has determined that GPM is not a SPE and that the Company has joint control of GPM. Accordingly, under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in GPM.

The Company has elected to continue using the equity method of accounting for Anooraq's interest in GPM. Therefore, other than an adjustment related to foreign currency discussed below, there was no impact on the opening balance sheet at the Transition Date or on the consolidated balance sheet at December 31, 2008 other than the effect of the foreign currency translation adjustment noted below. The Company's equity investment in joint venture is now presented separately on the balance sheet rather than included in mineral property interests.

(b)	Functional Currency

Under GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at period end rates and non-monetary items were translated at average rates with all foreign currency gains and losses recognized in profit or loss. IFRS requires that the functional currency of each subsidiary of the Company be determined separately.

It was determined that as at the Transition Date, the Canadian dollar was the functional currency of all subsidiaries except Plateau and GPM, which have ZAR as their functional currency. In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the foreign currency translation differences, recognized as a separate component of shareholder's equity, to accumulated loss on the Transition Date.

(c)	Share-based Payment

Under GAAP, the Company measured share-based compensation related to share options at the fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions, an individual was classified as an employee when the individual was consistently represented to be an employee under law. The fair value of the options granted to employees was measured on the date of grant. The fair value of options granted to contractors and consultants (non- employee) were measured on the date the services were completed. Forfeitures were recognized as they occurred.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

IFRS 2, similar to GAAP, requires the Company to measure share-based payment transactions related to share options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustments was required at the Transition Date on March 31, 2008 or for the year ended December 31, 2008.

(d)	Deferred tax on mineral properties

Under GAAP, in determination of the net loss from its interest in GPM, the Company recognized future income taxes on temporary differences arising on the initial recognition of the GPM mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes ("IAS 12"), does not permit the recognition of deferred taxes on such transactions.

As of the Transition Date, March 31, 2008, and December 31, 2008, the Company has derecognized the impacts of all deferred taxes which had previously been recognized on the initial acquisition of the mineral properties through transactions deemed not to be business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).

(e)	Presentation

Certain amounts on the balance sheet, statement of comprehensive loss and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.